FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Shuck Robert F. III (Last) (First) (Middle)	**Raymond James Financial (RJF)**	_X_ Director _____ 10% Owner
880 Carillon Parkway (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary) / 4. Statement for Month/Year **Sept. 2002**	_X_ Officer (give title below) _____ Other (specify below) **Vice Chairman**
St. Petersburg FL 33716 (City) (State) (ZIP)	5. If Amendment Date of Original	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person _ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Amount	(A) or (D)	Price			
RJF Common Stock						**254,837**	**D**	
RJF Common Stock						**215,893**	**I**	**Spouse**
RJF Common Stock						**2,884**	**I**	**ESOP**

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 5 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						Current	1/18/2003	Common stock	3,000	22.1667			
Employee Stock Option (Right to buy)						11/18/2002	1/18/2003	Common stock	750	22.1667			
Employee Stock Option (Right to buy)						9/28/2003	9/28/2004	Common stock	200	20.5000			
Employee Stock Option (Right to buy)						9/27/2004	9/27/2005	Common stock	1000	19.1875			
Employee Stock Option (Right to buy)						10/2/2005	10/2/2006	Common stock	300	31.3750			
Employee Stock Option (Right to buy)						10/1/2006	12/1/2006	Common stock	300	26.0500			
Employee Stock Option (Right to buy)						11/28/04-11/28/06	1/28/2007	Common stock	4,000	32.0000			
Employee Stock Option (Right to buy)						11/28/2004	1/28/2007	Common stock	325	32.0000			
Employee Stock Option (Right to buy)						11/28/04-11/28/06	1/28/2007	Common stock	425	32.0000	10,300	D	
Call options (obligation to sell)						5/9/2002	11/16/2002	Common stock	5,000	220.00		D	
Call options (obligation to sell)						5/9/2002	11/16/2002	Common stock	5,000	220.00		I	Spouse

Explanation of Responses:

/S/ ROBERT F. SHUCK   October 3, 2002
**Signature of Reporting Person   Date

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   see Instructions 6 for procedure.

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